[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]
November 9, 2009
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	OmniAmerican Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-161894) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join OmniAmerican Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. on November 12, 2009, or as soon thereafter as may be practicable.

Very Truly Yours, Keefe, Bruyette & Woods, Inc.
/s/ Douglas L. Reidel
Name:	Douglas L. Reidel
Title:	Managing Director

OMNIAMERICAN BANCORP, INC.
1320 South University Drive
Suite 900
Fort Worth, Texas 76107
November 9, 2009
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	OmniAmerican Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-161894) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     OmniAmerican Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 12, 2009 at 4:30 p.m., or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Tim Carter
Tim Carter
President and Chief Executive Officer